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                              June 29, 2020

       John McGrath
       Chief Executive Officer
       Reynolds Group Holdings Ltd
       1900 W. Field Court
       Lake Forest, Illinois 60045

                                                        Re: Reynolds Group
Holdings Ltd
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on June
2, 2020
                                                            CIK No. 0001527508

       Dear Mr. McGrath:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Non-GAAP Financial Measures, page 27

   1.                                                   We note you use the
terms    Adjusted EBITDA    and    Adjusted EBITDA from continuing
                                                        operations
interchangeably in narrative and tabular presentations throughout the filing.
                                                        Please consistently
label this non-GAAP financial measure throughout the filing.

       Use of Proceeds, page 54

   2. You disclose that the offering proceeds will be used to repay debt. Please set forth the interest rate and
maturity of the indebtedness. Also, if the debt was incurred within the past year, describe the
use of the proceeds of the indebtedness other than short-
 John McGrath
FirstName  LastNameJohn
Reynolds Group  Holdings McGrath
                         Ltd
Comapany
June       NameReynolds Group Holdings Ltd
     29, 2020
June 29,
Page 2 2020 Page 2
FirstName LastName
         term borrowing used for working capital. Refer to Instruction 4 of
Item 504 of Regulation
         S-K.
Capitalization, page 56

3. When you complete the pro forma columns, please clearly show how you determined each pro forma amount in the notes to the capitalization table. You should also disclose any significant estimates and/or assumptions used to determine each amount.
Unaudited Pro Forma Consolidated Financial Data, page 64

4. Please revise the disclosures to the pro forma financial statements to explain the reasons for the timing of the RCP and GPC Separations. Please specifically address why the RCP
         Separation occurred in February 2020, which results in RCP being reflected in discontinued operations in the historical financial statements, and why the GPC
         Separation will not occur until just prior to IPO, which results in GPC being reflected in continuing operations in the historical financial statements.
5. Although we are unable to review the pro forma financial statements until they have been completed, it appears the pro forma balance sheet on page 66 should present a subtotal column subsequent to the GPC Separation. Please explain or revise your current presentation accordingly.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Historical Cash Flows, page 92

6. We note you disclose the impact of discontinued operations on historical cash flows. Due to the intended separation of GPC, it appears you should also address the impact of GPC on historical cash flows and more fully disclose and discuss the expected impact on future cash flows and results that are likely to occur as a result of the GPC Separation and related transactions.

Critical Accounting Policy Estimates and Assumptions, page 98

7. We note changes in your tax valuation allowance during the year ended December 31,
         2019 were due to changes in expected future taxable income as a result of the distribution of Reynolds Consumer Products on February 4, 2020. Please revise your disclosures to more fully address the expected impact on your taxable income and disclose and discuss the material estimates and assumptions underlying the change in your tax valuation allowance.
Executive Compensation, page 134

8. Please file the employment and cash retention agreements as exhibits to your registration statement.
 John McGrath
Reynolds Group Holdings Ltd
June 29, 2020
Page 3
9. We note that there are a number of blanks in this section. Please provide missing information in your next amendment.
Registration Rights, page 168

10. Please clarify whether there are any maximum cash penalties under PFL s rights agreement. Please also disclose any additional penalties that could resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
Consolidated Financial Statements
Note 4 - Impairment, Restructuring and Other Related Charges, page F-20

11. In regard to each asset impairment you recorded, please disclose the remaining carrying value of the assets that were impaired.

Note 18 - Related Party Transactions, page F-52

12. We note that within the consolidated financial statements, you recognized revenue in continuing operations of $280 million, $316 million and $302 million for the years end
         December 31, 2019, 2018 and 2017 for sales to Reynolds Consumer Products and recognized cost of sales in continuing operations for purchases from Reynolds Consumer
         Products of $149 million, $161 million and $148 million. Please revise note 18 to include
         these related party transactions or explain why you do not believe that disclosure of these transactions in the the related party footnote is required.

       You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Anne McConnell,
Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameJohn McGrath                                 Sincerely,
Comapany NameReynolds Group Holdings Ltd
                                                               Division of
Corporation Finance
June 29, 2020 Page 3                                           Office of
Manufacturing
FirstName LastName